Filed by OpenPayd Global Holdings Limited

Pursuant to Rule 425

under the Securities Act of 1933, as amended and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Titan Acquisition Corp

Commission File No.: 001-42590

Set forth below is an article posted by FinTech Futures on June 11, 2026, in which Iana Dimitrova discusses the proposed business combination between Titan Acquisition Corp and OpenPayd Global Holdings Limited.

(Stock Exchange & IPOs) (Cross-Border Payments) Stablecoins, Crypto, Digital Assets & Blockchain ( AI in Fintech ) ( News ) Welcome to the FinTech Futures Money20/20 Europe Content Hub! The FinTech Futures Money20/20 Europe 2026 Content Hub is the premier source of quality content- on all thinqs relatinq to the Monev20/20 Europe conference, includinq news. interviews. videos.F”1ni1iech Futures by lnforma Video: OpenPayd at Money20/20 Europe 2026 - Modem money movement and the rise of stablecoin-powered cross- border payments lana Dimitrova, CEO of OpenPayd, discusses Nasdaq listing plans, US expansion, and how stablecoins and a single orchestration APIare reshaping cross-border payments and enabling agentic payments. june 11, 2026 @openPayd Sponsored by OpenPayd

In this video interview from Money20/20 Europe 2026,lana Dimitrova, CEO of OpenPayd, explores the company’s planned Nasdaq listing via a business combination with Titan Acquisition Corp, the roadmap to scale in the US, and why stablecoin-enabled cross-border payments and a single APIorchestration layer are accelerating modern money movement for businesses globally. In her conversation with FinTech Futures, lana discusses: The decision to combine with Titan Acquisition Corp. to list on Nasdaq, with expected equity value exceeding $1 billion and a target completion in early Q4. Why the listing is business as usual for customers, and how public-market access to capital and validation will accelerate innovation and global expansion. The deliberate choice of Titan and confidence in the process, supported by experienced leadership and advisors, and progressing through SEC approvals.

How OpenPayd plans to switch on the US via an acquisition that brings 40+ money transmission licenses, replicating its European infrastructure for existing clients. The emergence of stablecoin-powered cross-border payments, including a “stablecoin sandwich” that can move value from the UK to Brazil and Mexico in under 40 seconds. OpenPayd’s single APIorchestration across fiat and digital assets, connectivity to issuers, liquidity providers, and tier-one banks, and readiness for agentic payments. The interview in brief At Money20/20 Europe, FinTech Futures sat down with lana Dimitrova, CEO of OpenPayd, to discuss the company’s upcoming Nasdaq listing, plans for US expansion, and how stablecoins and orchestration are redefining cross-border payments for the digital economy. Dimitrova opens with the headline announcement: “We announced that OpenPayd is going to combine with a public special purpose acquisition vehicle called Titan Acquisition Corp, for the purposes of listing on the Nasdaq Stock Exchange in the US, expecting equity value exceeding $1 billion,” she says. “We expect the transaction to complete before the end of the calendar year, in early Q4.” She is clear that nothing changes for customers in the near term: “This is very much business as usual. We remain fully committed to delivering the excellent standard of service that our partners and customers expect,” she notes. “The listing gives us access to capital and a public endorsement to continue to grow, innovate in product and service capabilities and expand globally to underpin our customers’ ambitions.” On the path to public markets, Dimitrova emphasises intent and experience:“We’ve been very deliberate in choosing Titan Acquisition Corp. Their executive team brings deep fintech and public markets experience. Frank Mastrangelo is the former chief executive of Bancorp in America,” she explains. “We have a strong network of supporters and advisors, we’re progressing through SEC approvals, and we feel incredibly confident in our fundamentals after five fantastic years of organic growth.” Turning to the US, Dimitrova outlines how OpenPayd will scale: “We’re completing an acquisition in the US that will give us access to over 40 money transmission licenses,” she says. “From there, we’ll replicate the infrastructure we’ve built in Europe to really switch on the US as a geography and capability for our existing client book.”

Demand is already primed: “We have a very strong pipeline,” she says. “Customers who’ve done the technical integration and onboarding and are just waiting for us to switch on,” she adds. “It’s not a go-to-market, it’s the market coming to us.” A major theme for Dimitrova is the shift to stablecoin-powered cross-border payments. “As part of the payment network of one of the main stablecoin issuers, we tested transactions from the UK into local currency in Brazil and in Mexico,” she explains. “That fiat-stablecoin-fiat sandwich cross-border transaction took less than 40 seconds.” She contrasts this with legacy rails: “Everyone knows the Swift cut-off times and costs. Loading pound sterling and dispersing in Mexican peso in less than 40 seconds just blows your mind, you immediately see the use cases and the value we give back to businesses.” Underpinning this is a single APIorchestration layer: “OpenPayd is a single APIorchestration layer, dynamic in real time,” Dimitrova says. “We’ve built the regulatory moat, licenses across fiat and digital assets, and the technology: connectivity to the main stablecoin issuers, liquidity providers, and tier-one banks.” “This means a business can say, ‘Ineed to execute money movement from point A to point B,’ and we orchestrate how it’s done in the quickest and most cost-efficient way,” she continues. “There’s a single contract and a single API. We take the complexity away.” Looking ahead, Dimitrova calls out agentic payments as a key enabler: “For the digital economy to grow, agentic payments will be one of the key drivers,” she says.“We’ve been building that infrastructure from day one in a way that can be picked up by third-party and independent agents. We’re already ready for it.” The growth story is clear:“We grow when our customers grow,” Dimitrova concludes. “Access to capital from the public markets helps us move faster and be exactly where our customers want to go- in 12, 18, and 24 months. The US comes first, and then we’re looking at other territories where our customers see potential.” Watch more FinTech Futures video interviews here. Read more about: ( OpenPayd J ( Money20/20 J

FORWARD-LOOKING STATEMENTS

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding expectations of OpenPayd or Titan concerning the outlook for their business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets, as well as any information concerning possible, assumed, estimated or expected future operations and future financial performance of OpenPayd. Forward-looking statements also include statements regarding the expected benefits of the proposed transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of management of Titan, OpenPayd and Titan Acquisition Sponsor Holdco LLC (the “Sponsor”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Titan, OpenPayd and the Sponsor.

You should carefully consider the risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Titan’s final prospectus relating to its initial public offering dated April 8, 2025, its subsequent filings with the SEC and in the definitive proxy statement to be delivered to Titan’s shareholders and related registration statement on Form F-4, including those set forth under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Titan. These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could materially and adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of shareholders is not obtained; failure to realize the anticipated benefits of the proposed transaction; risks relating to the uncertainty of the projected financial information with respect to OpenPayd; any downturn or volatility in economic conditions, including inflation; risks related to the rollout of OpenPayd’s business and the timing of expected business milestones, and to relationships with customers; the effects of competition on OpenPayd’s future business; risks related to OpenPayd’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against it; disruption of OpenPayd’s relationships with its customers, business partners and others resulting from the announcement of the proposed transaction; the amount of redemption requests made by Titan’s public shareholders; the ability of Titan or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future. If any of these risks materialize or OpenPayd’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Titan nor OpenPayd presently know or that they currently believe are immaterial that could also cause actual results to differ, potentially materially, from those contained in or implied by the forward-looking statements. In addition, forward-looking statements reflect Titan’s and OpenPayd’s expectations, plans or forecasts of future events and views as of the date of this communication.

There may be additional risks that Titan and OpenPayd do not presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. While Titan or OpenPayd may elect to update these forward-looking statements at some point in the future, Titan and OpenPayd specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Titan’s or OpenPayd’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

This communication relates to the proposed transaction. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, a registration statement on Form F-4 will be filed with the SEC, which will include a proxy statement and a prospectus of Titan, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will also be sent to Titan’s shareholders, seeking any required shareholder approval. Before making any voting or investment decision, investors and security holders of Titan and potential investors in the post-business combination combined company are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC by OpenPayd and/or Titan through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Titan may be obtained free of charge from Titan’s website at https://www.titan-spac.com/investor-information or by written request to Titan at Titan Acquisition Corp., c/o Winston & Strawn LLP, 800 Capitol St. STE 2400, Houston, Texas 77002.

Participants in the Solicitation

Titan, OpenPayd and their respective directors, managers and officers may be deemed participants in the solicitation of proxies of shareholders in connection with the proposed transaction. Titan shareholders and other interested persons may obtain more detailed information regarding the directors, managers and officers of Titan in Titan’s filings with the SEC, which may be obtained, without charge, on the website maintained by the SEC at www.sec.gov. Additional information will be available in the definitive proxy statement included in the registration statement when it becomes available.

No Offer or Solicitation

This communication relates to the proposed transaction and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.

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